SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8-53043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AGP DERIVATIVES CORP. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 – 9TH AVENUE

NEW YORK,	**NEW YORK**	**10011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS STEPHAN **(212) 242 - 0678**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ***Wesley Wang,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AGP DERIVATIVES CORP.,*** as of ***DECEMBER 31, 2004,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CEO
____
Title

CARL A. FORDE
Notary Public, State of New York
No. 24-4925001
Qualified in Kings County
Commission Expires May 31, 2006

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***Wesley Wang,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

AGP DERIVATIVES CORP., as of ***DECEMBER 31, 2004,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

CMO

(Title)

State of New York
County of New York
2/23/05

(Notary Public)

CARL A. FORDE
Notary Public, State of New York
No. 24-4925001
Qualified in Kings County
Commission Expires May 31, 2006

AGP DERIVATIVES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 43,192
Commissions receivable	866,251
Equipment - net of accumulated depreciation of $16,000 (Note 2(b))	36,000
Prepaid expenses	40,715
Total assets	$ 986,158

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to parent (Note 3)	$ 359,500
Accounts payable, accrued expenses and other liabilities	42,455
Total liabilities	401,955
Commitments and contingencies (Note 4)	
Stockholders' Equity (Note 5)	
Common stock; par value $0.0001 per share, 100 shares authorized, issued and outstanding	-
Paid-in capital	556,543
Retained earnings	27,660
Total stockholders' equity	584,203
Total liabilities and stockholders' equity	$ 986,158

The accompanying notes are an integral part of this statement.

AGP DERIVATIVES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1- Nature of Business

AGP Derivatives Corp., (the "Company") was incorporated in the State of Delaware in August 2000 and is engaged in the business of inter-dealer brokerage for credit default swaps.

The Company is a wholly owned subsidiary of it parent Axiom Global Partners, LLC.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Commission income is recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Depreciation***
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 Related Party Transactions

The Company entered into a management fee agreement with its parent. The agreement requires the parent company to provide managerial and administrative assistance and support as well as office facilities including rent access charges, overhead, maintenance and utilities. Total management fees paid and accrued for the year ended December 31, 2004 amounted to approximately $6.7 million. $359,500 is owed to the Company's parent at December 31, 2004 for expenses.

In addition, the parent has unconditionally guaranteed payment on all liabilities of the Company.

Note 4- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004, the Company's net capital of $40,990 was $14,180 in excess of its required net capital of $26,810. The Company's net capital ratio was 980.62%.

A copy of the Company's Statement of Financial Condition as of December 31, 2004, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
AGP Derivatives Corp.
75 Ninth Avenue
New York, NY 10011

Gentlemen:

We have audited the accompanying statement of financial condition of AGP Derivatives Corp. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AGP Derivatives Corp. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2005